May 22, 2007

VIA FACSIMILE: 202-772-9368

Mr. Ernest Greene
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:  DXP Enterprises, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2006
        File No. 0-21513

Dear Mr. Greene:

I have reviewed the comments contained in your letter to me dated May 21, 2007. My responses are keyed to your comments.

3. Acquisitions

2. The two vendor agreements under discussion are Goulds Pumps and Viking Pump. The acquired company has been a distributor of Goulds Pumps since 1986 and Viking Pump since 1971. According to industry sources these two pump manufacturers rarely terminate distribution agreements. DXP expects the distribution agreements with these two vendors to contribute to cash flows for at least the next twenty years.

Following are the example disclosures for intangible assets as required by paragraph 44 of SFAS 142 which will be included in future filings:

Goodwill and Other Intangible Assets

Goodwill and other intangible assets attributable to our reporting units are tested for impairment by comparing the fair value of each reporting unit with its carrying value. Significant estimates used in the determination of fair value include estimates of: future cash flows, future growth rates; costs of capital and market multiples. As required under current accounting standards, we test for impairment annually at year end unless factors otherwise indicate that impairment may have occurred. We did not have any impairments under the provisions of SFAS No. 142 as of December 31, 2006.

Goodwill totaled $15.1 million at December 31, 2006 and represents the excess of the Company’s purchase cost over the fair value of the net assets of acquired businesses, net of previously recorded amortization and impairment expense. The net book value of other intangible assets at December 31, 2006 was $7.7 million. Other intangible assets consist primarily of the value assigned to such items as customer relationships and vendor agreements in connection with the allocation of purchase price for acquisitions under SFAS No. 142. Other intangible assets are generally amortized on a straight-line basis over their expected useful lives. No amortization expense was recorded in 2005 and 2004. All goodwill and other intangible assets pertain to the MRO segment.

A summary of goodwill and other intangible assets follows:

Acquired Other Intangible Assets

As of December 31, 2006
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets
Vendor agreements	$3,281	$ (178)
Customer relationships	5,069	(441)
Total	8,350	(619)

Aggregate Amortization Expense:
For year ended 12-31-2006	$ 646

Estimated Amortization Expense:
For year ended 12-31-2007	$ 760
For year ended 12-31-2008	$ 760
For year ended 12-31-2009	$ 760
For year ended 12-31-2010	$ 760
For year ended 12-31-2011	$ 760

The weighted average useful lives of acquired intangibles related to vendor agreements and customer relationships are 20 years and 8.9 years, respectively. The weighted useful life of acquired other intangibles in total is 11.4 years.

Of the $15.1 million balance of goodwill at December 31, 2006, $13.8 million is expected to be deductible for tax purposes.

Goodwill

The changes in the carrying amount of goodwill for the year ended December 31, 2006 are as follows:

Total

Balance as of January 1, 2006	$7,436
Goodwill acquired during year	14,690
Impairment losses	-
Goodwill reclassified as other intangibles	(7,002)
Balance as of December 31, 2006	$15,124

3. All of the estimate of intangible assets related to the 2006 acquisitions relate to customer relationships. I estimated the weighted average useful life of these intangible assets to be seven years. These intangible assets and the related useful life are included in the example disclosure included in my response to comment number 2 above.

4. Inventories
4.	The revised disclosure regarding inventories which will be included in future filings follows:

The Company uses the LIFO method of inventory valuation for approximately 79% of its inventories. Remaining inventories, consisting primarily of used equipment, work in process, and products used to fabricate, repair and remanufacture customer specific pump packages, are accounted for using the FIFO method.

9. Commitments and Contingencies
                5.   DXP believes that losses related to the $20 million claim by a major energy company are not reasonably possible. In future filings the disclosure of this claim will include the following statement, ‘DXP currently believes that losses related to this claim are not reasonably possible.”

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments on our filing.

Sincerely,

Mac McConnell
Senior Vice President & CFO